Paths of Rhythm LLC
Profit & Loss
January 1 through December 29, 2024

	Jan 1 - Dec 29, 24
Ordinary Income/Expense	
Income	
4101 · Food - Gold Palm	59,962.00
4301 · Beer - Gold Palm	4,988.00
4302 · Beer - Moonglow	750.00
4501 · Wine - Gold Palm	9,063.00
4502 · Wine - Moonglow	720.00
4601 · Liquor - Gold Palm	73,768.00
4602 · Liquor - Moonglow	19,754.00
4801 · Beverage - Gold Palm	6,597.00
4802 · Beverage - Moonglow	251.00
Total Income	175,853.00
Cost of Goods Sold	
5110 · Meat	565.56
5125 · Poultry	5,852.28
5130 · Produce	10,609.57
5140 · Dairy	2,520.88
5150 · Bakery	1,367.70
5160 · Grocery	11,589.18
5300 · Beer	2,206.10
5500 · Wine	3,769.54
5600 · Liquor	12,504.14
5610 · Side Bar	7,816.03
5800 · N/A - Beverage	1,226.56
Total COGS	60,027.54
Gross Profit	115,825.46
Expense	
6125 · Kitchen Hourly	58,959.90
6150 · Kitchen Hourly - OT	1,865.98
6325 · Support Staff	4,028.91
6425 · Bar Staff	22,906.49
6450 · Bar Staff - OT	44.76
6600 · Security Hourly	2,481.75
6800 · Management	17,307.68
6920 · Payroll Taxes	16,760.64
6950 · Workers Compensation	1,700.00
6960 · Vacation Pay	0.00
6962 · Sick Pay	132.44
6965 · Severance Pay	0.00
7110 · Cleaning Supplies	1,374.52
7115 · Bar Supplies	2,497.14
7120 · Packaging Supplies	911.87
7125 · Menus, Checks & Matches	33.18
7130 · Office Supplies	315.06
7135 · Computer Supplies	66.12
7140 · Operating Supplies	5,964.97
7170 · Subscriptions	2,610.50
7210 · Linen	1,772.66
7220 · Contract Cleaning	9,600.00
7240 · Displays	827.88
7250 · Music	48.00
7260 · Extermination	480.00
7310 · R&M - Variable	5,477.74
7390 · R&M - Materials	528.15
7410 · China, Glass & Silver	855.78
7430 · Kitchenware	1,630.70
7510 · Gas & Electric	4,654.12
7530 · Water	2,592.80
7540 · Waste Removal	3,733.48
7550 · Telephone	684.72
7610 · Research	463.29
7620 · Auto	228.75

Paths of Rhythm LLC
Profit & Loss
January 1 through December 29, 2024

	Jan 1 - Dec 29, 24
7650 · Employee Goodwill	77.24
7690 · Over/Short	-698.78
7710 · QSA	286.50
7750 · Employee Discount	925.70
7755 · Staff Drinks	77.94
7760 · Shift Meals	2,109.72
7780 · Customer VIP/Goodwill	2,331.50
8050 · Advertising	406.58
8055 · Printing and Reproduction	545.73
8060 · Owner Comps	2,941.75
8065 · Investor Comps	4.10
8110 · Credit Card Fees	5,992.60
8120 · Payroll Fees	917.00
8130 · Bank Fees	18.99
8225 · Accounting	9,975.00
8230 · Consulting Fees	5,135.51
8235 · Graphic Design	2,633.00
8240 · Temporary Help	25,473.00
8250 · Security	276.60
8270 · Recruitment	75.00
8510 · Minimum Rent	16,000.00
8515 · Rental Equipment	1,141.08
8550 · Personal Property Tax	1,707.16
8560 · General Liability Insurance	10,683.67
8570 · Licenses/Taxes/Fees	0.00
8575 · Depreciation Expense	0.00
8580 · Amortization Expense	5,416.00
8700 · Bonus	500.00
8750 · Management Fees	8,792.65
9250 · Sales Tax Expense	152.17
Total Expense	277,437.39
Net Ordinary Income	-161,611.93
Other Income/Expense	
Other Income	
9030 · Other Income	620.40
Total Other Income	620.40
Other Expense	
9120 · Interest Expense	526.71
9135 · Loan Fees	2,875.85
9210 · State Taxes	800.00
Total Other Expense	4,202.56
Net Other Income	-3,582.16
Net Income	**-165,194.09**

Paths of Rhythm LLC
Balance Sheet
As of December 29, 2024

	Dec 29, 24
ASSETS	
Current Assets	
Checking/Savings	
1050 · Change Fund	944.00
1100 · Checking	48,954.78
Total Checking/Savings	49,898.78
Other Current Assets	
1330 · Beer Inventory	635.12
1350 · Wine Inventory	2,400.60
1360 · Liquor Inventory	14,219.48
1370 · Side Bar Inventory	355.30
1380 · N/A Beverage Inventory	2,104.47
1410 · Prepaid Gen Liab Insurance	12,811.35
1430 · Prepaid Worker's Comp	3,251.00
1490 · Prepaid Other	623.24
Total Other Current Assets	36,400.56
Total Current Assets	86,299.34
Fixed Assets	
1510 · Leasehold Improvements	20,078.88
1520 · Machinery & Equipment	33,682.45
1540 · Furniture & Fixtures	121,434.67
Total Fixed Assets	175,196.00
Other Assets	
1720 · Deposits - Long Term	10,000.00
1730 · Preopening Expenses	129,835.05
1750 · Business Acquisition	185,025.61
1760 · Liquor License	10,075.00
1775 · Accumulated Amortization	-5,416.00
Total Other Assets	329,519.66
TOTAL ASSETS	**591,015.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	16,639.69
Total Accounts Payable	16,639.69
Credit Cards	
2100 · Chase CC	27,283.37
Total Credit Cards	27,283.37
Other Current Liabilities	
2200 · Sales Tax Payable	6,780.00
2310 · Payroll Payable	22,155.98
2320 · Payroll Tax Payable	846.30
2440 · Accrued Management Fees	8,792.65
2450 · Accrued Consulting Fees	3,345.87
2460 · Accrued Tax Prep	2,400.00
2470 · Accrued Property Tax	1,707.16
2480 · Franchise Tax Payable	800.00
2500 · Trade Account - AOC	75.00
2525 · Due to MABG Inc.	6,554.93
2530 · Due to Bar Shiru	918.09
Total Other Current Liabilities	54,375.98
Total Current Liabilities	98,299.04

1:09 PM

10/31/25

Accrual Basis

Paths of Rhythm LLC
Balance Sheet
As of December 29, 2024

	Dec 29, 24
Long Term Liabilities	
2550 · Loan Payable - Main St. Launch	67,910.05
2555 · Loan Payable - Main St Launch 2	50,000.00
Total Long Term Liabilities	117,910.05
Total Liabilities	216,209.09
Equity	374,805.91
TOTAL LIABILITIES & EQUITY	**591,015.00**

Paths of Rhythm LLC
Statement of Cash Flows
January 1 through December 29, 2024
(Operational Start Date September 26)

	Sep 26 - Dec 29, 24
OPERATING ACTIVITIES	
Net Income	-165,194.09
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1310 · Food Inventory	2,562.61
1330 · Beer Inventory	-182.86
1350 · Wine Inventory	-1,530.60
1360 · Liquor Inventory	-2,689.18
1370 · Side Bar Inventory	1,855.01
1380 · N/A Beverage Inventory	-1,069.47
1410 · Prepaid Gen Liab Insurance	-4,692.32
1430 · Prepaid Worker's Comp	-3,251.00
1490 · Prepaid Other	-623.24
2000 · Accounts Payable	-9,567.31
2100 · Chase CC	17,546.93
2200 · Sales Tax Payable	6,780.00
2310 · Payroll Payable	17,710.53
2320 · Payroll Tax Payable	846.30
2440 · Accrued Management Fees	8,792.65
2450 · Accrued Consulting Fees	3,345.87
2460 · Accrued Tax Prep	2,400.00
2470 · Accrued Property Tax	1,707.16
2480 · Franchise Tax Payable	800.00
2490 · Accrued Other	-14,520.97
2500 · Trade Account - AOC	75.00
2525 · Due to MABG Inc.	6,554.93
2530 · Due to Bar Shiru	918.09
Net cash provided by Operating Activities	-131,425.96
INVESTING ACTIVITIES	
1540 · Furniture & Fixtures	-28,600.12
1775 · Accumulated Amortization	5,416.00
Net cash provided by Investing Activities	-23,184.12
FINANCING ACTIVITIES	
2550 · Loan Payable - Main St. Launch	-3,520.41
2555 · Loan Payable - Main St Launch 2	50,000.00
3105 · Equity - Wexler:3106 · Investment - Wexler	10,000.00
3235 · Equity - A & H Hussain Yahya:3236 · Investment - Hussain Yahya	20,000.00
3240 · Equity - Harold/Visweswaran:3241 · Investment - Harold/Visweswaran	20,000.00
Net cash provided by Financing Activities	96,479.59
Net cash increase for period	-58,130.49
Cash at beginning of period	108,029.27
Cash at end of period	**49,898.78**